Auxilium Pharmaceuticals, Inc. 640 Lee Road Chesterbrook, PA 19087 (484) 321-5900

Auxilium Pharmaceuticals, Inc.

File Number 000-50855

Via EDGAR

May 10, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2012
Filed February 26, 2013
File No. 000-50855

Dear Mr. Rosenberg:

This letter provides the response of Auxilium Pharmaceuticals, Inc. (“Auxilium” or “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to me, dated May 8, 2013, responding to the Company’s April 22, 2013 response to the Commission’s comment letter dated April 9, 2013, with respect to Auxilium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). We have reproduced the Staff’s comment and provided our response below.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Auxilium’s letter to the Commission, dated April 22, 2013.

SEC Comment:

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(e) Revenue Recognition, page 111

1. Tell us why you believe as stated on page 3 of your response that the Company’s obligations for the remaining term of the agreement did not materially change particularly considering the additional performance obligations under the transition services agreement executed on March 28, 2013.

Auxilium Response:

At the time of the filing of the Company’s 2012 Form 10-K, negotiation of the Transition Services Agreement, dated March 28, 2013 (the “Transition Services Agreement”), had not commenced and therefore could not be considered in the Company’s evaluation of the Pfizer Amendment dated November 6, 2012. Further, the Transaction Services Agreement did not add any performance obligations for the Company with respect to the Pfizer Agreement and the Pfizer Amendment.

As a consequence of the agreement in November 2012 to mutually terminate the Pfizer Agreement, the Company undertook a three-prong study to evaluate the appropriate course of action to servicing the Pfizer Territory. Under the study, the Company: (1) sought out, and responded to inquiries from, potential partners to replace Pfizer; (2) evaluated potential third-party distribution services for the Pfizer Territory; and (3) evaluated the costs and benefits of the Company itself undertaking future marketing and distribution in the Pfizer Territory.  This three-pronged evaluation was consistent with the Company’s previous statements about its plans for the Pfizer Territory.  For example, the Company publicly stated in a press release that was filed under Item 7.01 of a Current Report on Form 8-K on November 7, 2012 that it was going to “evaluate all of [its] options for the continuing commercialization of XIAPEX for the treatment of Dupuytren’s contracture and for gaining approval for XIAPEX for the treatment of Peyronie’s disease in the EU and other specified markets[.]”  This analysis of the Company’s options for the Pfizer Territory, including assessing the potential for a new partner to replace Pfizer, continued from November 6, 2012 through the date of the filing of the Company’s 2012 Form 10-K and, in fact, notwithstanding the Transition Services Agreement, this evaluation continues today.

In February 2013, the Company identified its subsidiary in the United Kingdom as the recipient of the Marketing Authorizations and Wholesalers Dealers Licenses that would eventually be transferred from Pfizer to the Company.  Under guiding European regulations, Pfizer had the responsibility to provide the European Ministry of Health and Swissmedic with a transition plan for the transfer of the EU and Swiss Marketing Authorizations, respectively, and to obtain their approvals of such plan. In this process Pfizer found that it could not meet the timing of the transfers provided under the termination provisions of the Pfizer Agreement (Section 14 of the Pfizer Agreement). In addition, in order to assure continued XIAPEX product supply to the marketplace during the transition, Pfizer required an additional bulk product supply from the Company. Since the Company desires to continue servicing the Pfizer Territory without disruption, it required a vendor to perform packaging and labeling of the XIAPEX product in the Company’s name so that finished product would be in place and ready for commercial distribution by the Company at the time Pfizer discontinues selling XIAPEX.  In view of these factors, Pfizer and the Company undertook negotiations in March 2013 to specify the actions required to comply with the existing termination provisions of the Pfizer Agreement and the regulatory requirements for the transfer of the Marketing Authorizations to the Company, and to satisfy the supply requirements of both Pfizer and the Company. An initial draft of the Transition Services Agreement was developed by Pfizer and was presented to the Company on March 13, 2013. The Transition Services Agreement was finalized on March 28, 2013.

The Transition Services Agreement did not change the termination provisions of the original Pfizer Agreement. Sections 2 and 3 of the Transition Services Agreement outline the actions of each party in order to comply with the termination provisions of the original Pfizer Agreement. These provisions do not expand the performance obligations of the Company. Section 4 of the Transition Services Agreement outlines the steps being taken to assure continued product supply to the marketplace, i.e. the supply of product to Pfizer during the transition and the engagement of Pfizer by the Company to package and label product for the Company so that finished product supply would be in place for the Company upon Pfizer’s market exit. With the Transition

Services Agreement, the Company engaged Pfizer to perform packaging, labeling and shipment on the Company’s behalf at arms-length pricing.

SEC Comment:

2. In your response letter, you indicate that you use the Contingency Adjusted Performance Model (“CAPM”) to recognize revenue under the Pfizer agreement. Please address the following:

•                  Provide us specific authoritative guidance that supports your accounting policy for recognizing revenue under the “CAPM” Model on a time based model since you could not reasonably estimate the level of effort of the collaboration arrangement.

•                  Tell us how your accounting policy that revenue from consideration received is recognized on a straight-line basis over the expected period is consistent with the “CAPM” Model.

•                  Absent specific disclosure in your 10-K, please confirm to us that you have consistently applied the “CAPM” Model in all the years presented.

•                  Provide us reference to the specific authoritative guidance used to support that your accounting treatment “cumulative catch-up adjustment,” for the fourth quarter of 2012, is in accordance with U.S. GAAP.

•                  Provide us your analysis supporting the accounting you intend to apply to the transitions services agreement executed on March 28. 2013 including the effect of the agreement and its term that extends through April 24, 2014 on your application of the “CAPM” model.

•                  Tell us the amount of costs you had incurred to date under the Pfizer agreement at November 6, 2012 and from November 7, 2012 through December 31, 2012 and the total remaining costs that you estimate will be incurred from December 31, 2012 including costs incurred related to the transition services agreement indicating separately the amount estimated for the transition services agreement.

Auxilium Response:

•                  The Company’s application of the “CAPM” Model was explained in the September 22, 2011 Company response to the Commission’s September 8, 2011 comment letter to the Company (relating to Auxilium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011) concerning the Company’s collaboration and license agreement with Asahi Kasei Pharma Corporation.  It is the Company’s understanding that the “CAPM” Model is not articulated in any authoritative guidance of the Financial Standards Accounting Board or the Securities and Exchange Commission. In formulating the Company’s revenue recognition model for its collaboration and license agreements, the Company relied on the literature of its independent accountants, SAB Topic 13-1, the Revenue Recognition Guide authored by Scout A. Taub, former Deputy Chief Accountant at the Commission, and general practice. The Taub guide specifically acknowledges the use of a time-based approach as noted on page 6041. SAB Topic 13-A also includes a discussion of upfront fees and states “In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned... A systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.” In reviewing the practices of other companies, the Company found that use of a time-based model is applied when the level of effort is not subject to reasonable estimation. The Company respectfully requests the Staff’s review the financial reports of the following companies for support of this practice:

•                  Actavis, Inc.

•                  Acadis Pharmaceuticals, Inc.

•                  Affymax, Inc.

•                  Arqule, Inc.

•                  Cubist Pharmaceuticals, Inc.

•                  Insite Vision, Inc.

•                  Kensey Nash Corp.

•                  Merrimack Pharmaceuticals, Inc.

It should be noted that the Company has only publicly-available information with respect to the practices of other companies and therefore is not aware of the specific facts and circumstances regarding the arrangements of such companies. It would appear, however, from the publicly-available correspondence with the SEC that some of the above companies have indeed discussed their accounting practices with the Staff.

•                  Other than the product supply element of the agreements which meet the criteria for separation, the Company’s collaboration and license agreements for XIAFLEX cover that license and distribution rights for both Dupuytren’s (an FDA approved indication) and Peyronie’s (an indication currently in Phase III development), the development of these two indications for the local market of the licensees, and regulatory services to assist the licensee in applying for local marketing rights, all of which are required to be accounted for as one unit of accounting. The cost of these elements were not subject to reasonable estimation since they span a significant amount of time and are uncertain in view of unknown development activities. It is the Company’s understanding from review of the references provided above that the time-based model is appropriate under the “CAPM” Model under such circumstances.

•                  The Company confirms that it has consistently applied the “CAPM” Model in all the years presented.

•                  Under the “CAPM” Model, the Company has been consistently recording cumulative catch-up adjustments upon earning contingent milestone consideration. The Company views the change in estimate of the life of the contract to be no different than the change in estimate of the contract consideration in terms of the need to update the calculation of cumulative revenue recognized under the arrangement.  The Company also notes that, while the “CAPM” Model is not articulated in the authoritative literature, it is a version of a proportionate performance model such as the percentage completion method described in ASC 605-35-05-7 to 50-11, for which the cumulative catch-up is required (see SOP 81-1, paragraph 83). This accounting is also supported in the Taub guide on page 6037 which states, “Over time, the estimate of total effort to be expended may change.  If this happens, the change in estimate should be accounted for using either the cumulative catch-up method or the prospective method.”

•                  As discussed in the response to question 1 above, the Transition Services Agreement did not revise or amend the Company’s obligations under the Pfizer Agreement and the Pfizer Amendment. Therefore, there will be no accounting recognition of this agreement in relationship to the accounting applied to the Pfizer termination. Section 4 of the Transition Services Agreement is a separate agreement with Pfizer for their provision of services to the Company which is being accounted for as such services are rendered. Under this section of the Transaction Services Agreement, the Company has contracted with Pfizer to provide packaging, labeling and distribution services on behalf of the Company to assure that finished XIAPEX inventory is in place for the Company to begin selling XIAPEX at the time Pfizer exits the market. The pricing of these services represents fair value for the work to be performed by Pfizer.

•                  The Pfizer Agreement provided that development costs would be borne by the party incurring such costs; provided, that the parties would share development costs associated with activities solely associated with obtaining product approval in the Pfizer Territory. However, Pfizer was able to recoup its fifty percent (50%) share of such pre-approval development costs by means of an off-set against the milestone payment due upon first commercial sale for such indication which amounted to $1.4 million in 2011. Exclusive of this $1.4 million credit provided to Pfizer, the Company’s 50% share of development costs through April 24, 2013 amounted to $4.1 million, of which approximately $0.3 million was incurred subsequent to November 6, 2012. Pfizer was responsible for regulatory costs associated with the product’s approval in the Pfizer Territory, and Pfizer was also able to recoup from the Company $2.5 million in 2011 with respect to such regulatory costs related to Dupuytren’s. Pfizer was solely responsible for costs associated with commercializing XIAPEX in the Pfizer Territory. In summary, the Company incurred a total of $8.0 million of development costs under the Pfizer Agreement, of which $0.3 million was incurred subsequent to November 6, 2012.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing have been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at 484-321-5902.

Very truly yours,

/s/ James E. Fickenscher

James E. Fickenscher
Chief Financial Officer

cc:                                Adrian Adams, Chief Executive Officer and President

Andrew I. Koven, Chief Administrative Officer & General Counsel

Woodrow D. Anderson (PricewaterhouseCoopers LLP)

Michael N. Peterson (Morgan, Lewis & Bockius)